Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

Consent of qualified person

Neil R. Burns, M.Sc., P.Geo.
Suite 2101 885 West Georgia Street,
Vancouver, BC V6C 3E8
Tel: (604) 681-1337
Fax: (604) 681 1339
Email: neil.burns@lundinmining.com

To: The securities regulatory authorities of each of the provinces and territories of Canada:

I, Neil R. Burns, do hereby consent to the filing of the report titled "Resource and Reserve Update, Neves-Corvo, Portugal" prepared for Lundin Mining Corporation dated May 12th, 2008.

Dated at Vancouver, British Columbia this 12th day of May, 2008.

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Neil R. Burns M.Sc. P.Geo.

May 2008	COPPER ZINC NICKEL SILVER